May 12, 2010

Via EDGAR (correspondence)

Mr. Lyn Shenk, Branch Chief
Division of Corporate Finance
United States Securities and Exchange Commission
100 “F” Street N.E.
Mail Stop 3561
Washington, DC  20549-3561

RE:	YUM! Brands, Inc.
File No. 001-13163
Form 10-K: For the Fiscal Year Ended December 27, 2008

Dear Sirs:

YUM! Brands, Inc. (the “Company”) previously provided responses to your letters to the Company dated August 11, 2009, September 18, 2009, January 29, 2010 and March 5, 2010.  Additionally, we have provided responses dated November 25, 2009 and January 22, 2010 based on your telephone conversations with the Company.  Herein, we are providing responses to your requests based upon your telephone conversation with the Company on May 6, 2010.

In future filings in which we describe the refranchising of the Taiwan market we will include the following disclosure:
During the quarter ended March 20, 2010 we refranchised all of our remaining company restaurants in Taiwan, which consisted of 124 KFCs.  We included in our financial statements a non-cash write off of $7 million of goodwill in determining the loss on refranchising of Taiwan.  The amount of goodwill write-off was based on the relative fair values of the Taiwan business disposed of and the portion of the business that was retained.  The fair value of the business disposed of was determined by reference to the upfront cash consideration received for the Taiwan business.  The fair value of the business retained consists of expected, net cash flows to be derived from royalties from franchisees, including the royalties associated with the franchise agreement entered into connection with this refranchising transaction.  We believe the terms of the franchise agreement entered into in connection with the Taiwan refranchising are substantially consistent with market.  The remaining carrying value of goodwill related to our Taiwan business of $30 million, after the aforementioned write-off, was determined not to be impaired as the fair value of the Taiwan reporting unit exceeds its carrying amount.

Yum! Brands, Inc.
May 12, 2010

In future filings in which we include our accounting policy for goodwill we will provide the following disclosure:
If a Company restaurant is sold within two years of acquisition, the goodwill associated with the acquisition is written off in its entirety.  If the restaurant is refranchised beyond two years, we include a portion of the applicable reporting unit’s goodwill in the carrying amount of the restaurants disposed of based on the relative fair values of the reporting unit disposed of in the refranchising and the portion of the reporting unit that will be retained.  The fair value of the reporting unit disposed of in a refranchising is determined by reference to the upfront cash consideration received for the restaurants, with appropriate adjustments made if the franchise agreement simultaneously entered into is determined to not be at prevailing market rates.  The fair value of the reporting unit retained is based on the price a willing buyer would pay for the reporting unit which is estimated based upon cash flows expected to be generated from ownership of the reporting unit.  These cash flows can include future royalties from those restaurants currently being refranchised, future royalties from existing franchise businesses and cash flows from company restaurant operations.  As such, the percentage of a reporting unit’s goodwill that will be written off in a refranchising transaction will be less than the percentage of company restaurants that are refranchised in that transaction.

Respectfully submitted,

/s/ Ted Knopf

Ted Knopf
Senior Vice President, Finance
and Corporate Controller